

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2017

Jeffrey Church
Chief Financial Officer
Celsion Corporation
997 Lenox Drive, Suite 100
Lawrenceville, NJ 08648

      Re: Celsion Corporation
          Preliminary Proxy Statement on Schedule 14A
          Filed March 20, 2017
          File No. 001-15911

Dear Mr. Church:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

                    Division of Corporation Finance
                    Office of Healthcare and
                    Insurance

cc: Sam Zucker